701 North Haven Ave., Suite 350
Ontario, CA 91764
(909) 980-4030

October 27, 2005

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Nolan:

On behalf of CVB Financial Corp., (the “Company”), set forth below is our response to the comment letter dated October 7, 2005 (the “Comment Letter”) with respect to Note 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

1.

Please tell us why there was an adjustment made to the carrying value of both series B and N securities on August 19, 2004. In your response, please fully explain the facts and circumstances surrounding your decision to make these adjustments and how your previous write-downs impacted this analysis. Refer to relevant sections of SFAS No. 115 and SAB Topic 5:M as appropriate.

Subsequent to our write-down in March 2004 and after June 30, 2004, we determined, based on the fluctuating price of the securities and the prevailing interest rate environment, that we should move these two securities into our Trading account so that the securities would be eligible for trading. SFAS 115 indicates that securities may be transferred from Available-for-Sale to Trading; however, such transfers would be rare. We later determined that we had transferred the securities to the Trading category in error because we did not meet the criteria under SFAS 115 and then transferred the securities back to the Available for Sale category. The original date of transfer to the Trading category was in June 2004. During the period from the original transfer date to the date that the error was determined to have occurred, the Company recorded appreciation in the amount of $890,000. The error in reporting was evaluated for materiality by management and continues to be evaluated on a quarterly basis for materiality as it is non-reversing.

John P. Nolan
Securities and Exchange Commission

2.

We noted your response in your letter dated August 15, 2005 in which you refer to the five factors in your quarterly determination of whether an other-than-temporary impairment exists. Please explain in your response letter how the following factors influenced the amount and timing of your impairment determination for Series N:

o	it would appear that you had an unrealized loss position on this security for 38 out of the 42 months presented, including those months closely related to your write-down in early 2004;

o	it would appear that subsequent to your August 2004 adjustment, additional unrealized losses were noted for each successive month-end and ranged up to a 25% unrealized loss on the then-adjusted carrying value which appears inconsistent with your view that you anticipated a recovery in market value over time;

o	your acknowledgment that the interest rate environment has contributed to this decline which is one of the five factors you consider in your quarterly analysis; and

o	using historical experience in concluding that the lack of any current yield-spread widening between Freddie Mac subordinated (and senior) debts and U.S. Treasury debt is/was an appropriate proxy in determining that no current credit quality deterioration existed.

As indicated in our August 15, 2005 response to the SEC, we have historically analyzed this security as a debt-like security. Accordingly, we believed that the security was neither permanently nor other-than-temporarily impaired due to the fluctuations in market value each month. In March 2004, following the issuance of EITF 03-1, we wrote down this security as of March 31, 2004. Our decision was based, in part, on the length of time of unrealized loss—in this case, more than twelve months. We perform a quarterly analysis on each of the securities to determine whether we believe that the securities are other-than-temporarily impaired. While the securities have been in a loss position for 38 out of the 42 months in question, the value of the securities has fluctuated significantly and in some months the values have returned to their carrying basis.

John P. Nolan
Securities and Exchange Commission

We continue to anticipate a recovery in the market value of this security over time. We recognize that the length of time for recovery of a debt security (or security which has the characteristics of a debt security) can vary substantially. Some traditional bonds could take thirty years to return their value. As an example, as of July 2005 we had an unrealized loss of $3.58 million on this security (as reported on Exhibit A to our letter of August 15, 2005). As of September 2005 we had an unrealized loss of $2.44 million. We believe this indicates a substantial recovery in the market value of this security. We will continue to evaluate this security on a quarterly basis for other-than-temporary impairment. We will also evaluate the securities for the foreseeable future as discussed in the Topic 5M. Our investment portfolio diversification and liquidity position both support our ability and intent to hold these securities for the foreseeable future. In addition, our capital position, as calculated for regulatory purposes, demonstrates that we are well capitalized, further indicating our ability to hold these securities.

We consistently analyze the effect of the interest rate environment on our entire securities portfolio. The declines in the market value prior to our write-down were anticipated since we were in a declining rate environment. The market value of these investments typically declines when interest rates decline. There is also a tax benefit feature to these securities, and as a result, when the interest rates decline the tax benefit feature also declines which also puts downward pressure on the market value. With the consistent rise in interest rates in 2005, we have seen the unrealized loss decrease from $5.26 million in December 2004 (as reported on Exhibit A to our letter of August 15, 2005) to $2.44 million in September 2005. We believe interest rates will increase, increasing the market value of these securities.

We respectfully note that there has been no downgrade in the credit ratings for this security over the last four years. However, because rating agencies may not update their rating on a current basis, we evaluate the spreads between Freddie Mac subordinated debt and U.S. Treasuries as a barometer to determine if the market place is pricing a potential downgrade in the security. Since the spreads have not widened significantly, we do not believe that a downgrade is imminent.

John P. Nolan
Securities and Exchange Commission

3.     As a related matter:

o	please address the final two bullet points in the above comment for the Series B security in your response letter; and

o	tell us how you determined the appropriateness of the amount and timing of an other than temporary impairment on this security considering noted unrealized losses for 24 out of the last 33 months, which includes periods prior to and subsequent to your 2004 impairment write-down.

The Series B security performed comparably to the Series N security during the declining interest rate environment. However, despite the rise in interest rates in 2005, we have seen wide fluctuations in the value of the Series B security. Though the unrealized loss has increased from $275,000 in December 2004 to $1.9 million in September 2005, during the intervening period we have seen unrealized gains in the Series B security. We continue to monitor this security on a quarterly basis and over our twelve to eighteen month time frame. As recent as February 2005, the fair value has exceeded the carrying value.

As with the Series N security, there has been no downgrade in the rating for this security over the last four years. We use the spreads between Freddie Mac subordinated debt and U.S. Treasuries as a barometer to determine if the market place is pricing a potential down grade in the security. Since the spreads have not widened significantly, we do not believe that a downgrade in the Series B security is imminent.

As set forth above, following the issuance of EITF 03-1 and discussions with our then external auditors, we wrote down this security in March 2004. Part of this decision was based on the length of time that the security remained in an unrealized loss position. Our internal policies require us to assess the securities for an impairment when the securities have been in a significant loss position without recovery to its carrying value for a period of twelve to eighteen months.

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John P. Nolan
Securities and Exchange Commission

We believe this letter is responsive to your request. Do not hesitate to call upon us should you need any additional information on this matter.

Sincerely yours,

/s/ Edward J. Biebrich, Jr.
Executive Vice President
Chief Financial Officer